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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53403

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navigant Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lenart (312) 583- 4185
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph, Suite 5500	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Lenart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navigant Capital Advisors, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
CYNTHIA M. PARRILLI
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Oct 29, 2018

Signature

Chief Compliance Officer

Title

Cynthia M. Parrilli

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAVIGANT CAPITAL ADVISORS, LLC

Financial Statements and Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Sole Member
Navigant Capital Advisors, LLC:

We have reviewed management's statements, included in the accompanying Navigant Capital Advisors, LLC Exemption Report (the Exemption Report), in which (1) Navigant Capital Advisors, LLC (the Company) indicated that it may file an Exemption Report because it had no obligations under 17 C.F.R. § 240.15c3-3 as its business activities are limited to financial advisory and private placement services and the Company does not handle cash or securities on behalf of customers (the exemption provisions); and (2) the Company stated that its business activities were limited to financial advisory and private placement services and the Company did not handle cash or securities throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 28, 2017

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2016

Assets

Cash	$	737,340
Accounts receivable, net		5,445
Prepaids, deposits and other assets		19,860
Total assets	$	762,645

Liabilities and Member's Equity

Payable to the parent company	$	386,558
Unearned revenue		109,180
Total liabilities	$	495,738
Member's equity		266,907
Total liabilities and member's equity	$	762,645

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Operations

Year ended December 31, 2016

Total revenues:	$	27,608
Expenses:		
Cost of services before reimbursable expenses		189,238
Reimbursable expenses		24,038
Rent expense		25,399
Professional fees and other expenses		172,916
Total expenses		411,591
Net loss	$	(383,983)

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2016

		Total
Balance at December 31, 2015	$	75,890
Net loss		(383,983)
Capital contributions		575,000
Balance at December 31, 2016	$	266,907

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(383,983)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Provision for bad debts		(186)
Changes in assets and liabilities:		
Accounts receivable		(957)
Prepaids, deposits and other assets		96
Payable to parent company		385,563
Unearned revenue		109,180
Accrued liabilities		(5)
Net cash provided by operating activities		109,708
Cash flows from financing activity:		
Capital contributions		575,000
Net increase in cash		684,708
Cash at beginning of year		52,632
Cash at end of year	$	737,340

See accompanying notes to financial statements.

(1) Organization

Navigant Capital Advisors, LLC (the Company) is a wholly owned subsidiary of Navigant Consulting, Inc. (the Parent). The Company was organized as a limited liability company. The Company is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory services in connection with mergers, acquisitions and divestitures and placement agent services in connection with the private placement of securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(b) Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting.

(c) Revenue Recognition

The Company is generally compensated for its services in the form of success fees which are based on a percentage of the total consideration paid or received by the customer in connection with the transaction(s) for which the Company has been engaged as financial advisor. These revenues are contingent on a specific event (e.g., the consummation of the transaction), and are recognized when the contingencies are resolved.

In addition, the Company recognizes revenue as the related professional services are provided. The Company may provide multiple services under the terms of an arrangement. There are also client engagements where the Company is paid a fixed amount for its services, including nonrefundable retainers. The recognition of these fixed revenue amounts requires the Company to make an estimate of the total amount of work to be performed and revenue is then recognized as efforts are expended based on (i) objectively determinable output measures (reports or other deliverables), (ii) input measures (time or cost projections) if output measures are not reliable, or (iii) the straight-line method over the term of the arrangement (defined engagement period). If input and output measures are not reliable, and if the term of the arrangement is not reasonably estimable, revenue is recorded at the completion of services rendered.

To the extent payments (including retainers) are received in advance of services being provided and revenue being recognized, the excess of payments received over revenue recognized is recorded as unearned revenue. The $109,180 of unearned revenue reported in the Statement of Financial Condition represent retainers received on engagements that do not have reliable input or output measures or defined term, and therefore, have no revenue recorded in the current period.

(d) Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state, and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. There are no uncertain tax positions to be accounted for in accordance with Financial Accounting Standards Board guidance on income taxes as of December 31, 2016.

(3) Related-Party Transactions

The Company has a service agreement (the Agreement) with the Parent. Under the terms of the Agreement, the Parent provides the Company with consulting personnel; office space; office-related equipment; administrative support such as technical, accounting, and bookkeeping; and such other services as the parties may agree to from time to time. Some of the personnel are registered with FINRA as representatives and principals of the Company to the extent required under FINRA rules. During 2016, $231,570 of expenses were allocated pursuant to the Agreement and included consulting services at cost plus fringe benefits ($189,238), facilities ($25,399), and operating expenses ($16,933). Expenses directly attributable to the Company are paid by the Parent and charged to the Company. During 2016, directly attributable expenses were $180,021 and included reimbursable expenses, audit fees, and compliance service costs.

In addition, the Company has a policy that assigns to the Parent revenues for services that do not culminate in a securities transaction. Cash receipts for these services by the Company result in the Company owing the Parent for amounts received.

Due to the operating losses incurred in recent years, the Parent Company has agreed to provide continuing financial support to fund the Company's operations until at least March 1, 2018.

(4) Net Capital Requirements under SEC Rule 15c3-1

The Company is subject to Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers*, under the Securities Exchange Act of 1934 (the Rule). The Rule requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $241,602, which exceeded the required net capital by $208,553 and its ratio of aggregate indebtedness to net capital was 2.05 to 1.

(5) SEC Rule 15c3-3

The Company has no obligations under SEC Rule 15c3-3 as its business activities are limited to financial advisory and private placement services and the Company does not handle cash or securities on behalf of customers.

(6) Concentrations

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

(7) Subsequent Events

The Company has determined that there were no events or transactions occurring subsequent to December 31, 2016 that would have a material impact on the Company's results of operations or financial condition.

Schedule I

NAVIGANT CAPITAL ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2016

Computation of net capital:		
Total member's equity	$	266,907
Deduct:		
Nonallowable assets:		
Accounts receivable, net		5,445
Prepaids, deposits and other assets		19,860
Total nonallowable assets		25,305
Net capital		241,602
Minimum net capital requirement		33,049
Net capital in excess of requirement	$	208,553
Ratio of aggregate indebtedness to net capital		2.05
Aggregate indebtedness	$	495,738

There were no material differences between the amounts presented above and the amounts presented in the Company's unaudited amended December 31, 2016, FOCUS Part IIA filed on February 28, 2017.

See accompanying report of independent registered public accounting firm.

NAVIGANT CAPITAL ADVISORS, LLC

Schedule II

Computation for Determination of Reserve Requirements and PAB Account Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company has no obligations under Rule 15c3-3 of the Securities and Exchange Commission as its business activities are limited to financial advisory and private placement services and the Company does not handle cash or securities on behalf of customers.

Schedule III

Information relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company has no obligations under Rule 15c3-3 of the Securities and Exchange Commission as its business activities are limited to financial advisory and private placement services and the Company does not handle cash or securities on behalf of customers.

See accompanying independent registered public accounting firm.



KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Sole Member
Navigant Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of Navigant Capital Advisors, LLC (the Company) as of December 31, 2016, and the related statement of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navigant Capital Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 28, 2017



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Sole Member
Navigant Capital Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying [General Assessment Reconciliation (Form SIPC-7)] to SIPC for the year ended December 31, 2016, which were agreed to by Navigant Capital Advisors, LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including the check requisition and corresponding clearing bank statements, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2016, and noted no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the Company's general ledger trial balance and supporting schedules provided by management, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2017

Navigant Capital Advisors, LLC

Exemption Report

For the Year Ended December 31, 2016

Navigant Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company has no obligations under 17 C.F.R. § 240.15c3-3 as its business activities are limited to financial advisory and private placement services and the Company does not handle cash or securities on behalf of customers.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 as its business activities are limited to financial advisory and private placement services and the Company did not handle cash or securities on behalf of customers throughout the year ended December 31, 2016, without exception.

Navigant Capital Advisors, LLC

I, BRIAN LENART, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

February 28, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053403 FINRA DEC
NAVIGANT CAPITAL ADVISORS LLC 16*16
30 S WACKER DR STE 3100
CHICAGO IL 60606-7444

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
MELISSA SCHLOSSER 3125833665

2. A.	General Assessment (item 2e from page 2)		$8.93
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/26/2016 Date Paid		(208.64)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		(199.71)
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$(199.71)
G.	**PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☐ Total (must be same as F above)**	$	
H.	Overpayment carried forward	$(199.71)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NAVIGANT CAPITAL ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

Kate J Holahan
(Authorized Signature)

Vice President
(Title)

Dated the 28 day of FEBRUARY, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $27,608

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

REIMBURSED EXPENSES 24,038

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $3,570

2e. General Assessment @ .0025 $8.93

(to page 1, line 2.A.)